
SEC MAIL PROCESSING
RECEIVED
NOV 2 1 2007
WASH. D.C. 160 SECTION

SECURITIES V  07009022)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67244

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/06** (MM/DD/YY) AND ENDING **09/30/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2007

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) Rule 17a - 5

SUMMARY OF CONTENTS

Part I - Financial Statements

A. Officer Certification and Oath or Affirmation

B. Independent Auditors' Report

C. Statement of Financial Condition

D. Statement of Operations

E. Statement of Changes in Stockholder's Equity

F. Statement of Cash Flows

G. Notes to Financial Statements

Part II - Supplementary Information

A. Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

B. Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

C. Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) and CFTC Regulation 1.16


Heritage
FAMILY OF FUNDS™

November 20, 2007

Gentlemen:

We, the undersigned, officers of Heritage Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Heritage Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Fund Distributors, Inc., as of September 30, 2007, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 20th day of November, A.D., 2007.

Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires:

Heritage Fund Distributors, Inc.
880 Carillon Parkway ◆ St. Petersburg, FL 33716 ◆ (800) 421-4184 ◆ (727) 567-8143 ◆ www.heritagefunds.com



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Heritage Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Heritage Fund Distributors, Inc. (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Fund Distributors, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 20, 2007
Certified Public Accountants

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2007

ASSETS	
Cash and cash equivalents	$ 10,852,133
Receivables from affiliates	94,885
Receivables from affiliated mutual funds	3,019,677
Deferred income taxes	39,804
Property and equipment, less accumulated depreciation of $5,117	8,160
	$ 14,014,659
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued compensation, commissions and benefits	$ 6,640,702
Income tax payable	39,804
Payables to affiliates	154,340
Accrued expenses and other liabilities	9,347
	6,844,193
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $.01 par value; authorized 100 shares; issued and outstanding 100 shares	1
Additional paid-in capital	9,235,656
Accumulated deficit	(2,065,191)
	7,170,466
	$ 14,014,659

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended September 30, 2007

Revenues:	
Mutual fund commissions	$ 602,866
Distribution fees	24,500,938
Interest	304,657
Other	216,527
Total revenues	25,624,988
Expenses:	
Compensation, commissions and benefits	3,062,387
Communications and information processing	376,603
Occupancy and equipment	18,409
Business development	585,211
Distribution fees	23,975,187
Other	109,716
Total expenses	28,127,513
Loss before income tax benefit	(2,502,525)
Income tax benefit	(942,853)
Net loss	$ (1,559,672)

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2006	$ 1	$ 2,499,999	$ (505,519)	$ 1,994,481
Net loss	-	-	(1,559,672)	(1,559,672)
Contributions from Parent	-	6,735,657	-	6,735,657
Balances at September 30, 2007	$ 1	$ 9,235,656	$ (2,065,191)	$ 7,170,466

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2007

Cash flows from operating activities:	
Net loss	$ (1,559,672)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	3,776
Deferred income taxes	(28,697)
Decrease (increase) in operating assets:	
Income tax receivable from affiliates	302,765
Receivables from affiliates	(94,885)
Receivables from affiliated mutual funds	(3,019,677)
Increase in operating liabilities:	
Accrued compensation, commissions and benefits	6,505,199
Income tax payable	39,804
Payables to affiliates	62,665
Accrued expenses and other liabilities	9,347
Net cash provided by operating activities	2,220,625
Cash flows from investing activities:	
Additions to property and equipment	(3,918)
Net cash used in investing activities	(3,918)
Cash flows from financing activities:	
Contributed capital from Parent	6,735,657
Net cash provided by financing activities	6,735,657
Net increase in cash and cash equivalents	8,952,364
Cash and cash equivalents at beginning of year	1,899,769
Cash and cash equivalents at end of year	$ 10,852,133
Supplemental disclosure of cash flow information:	
Cash received during the year from Parent for payments in lieu of income tax benefit	$ 1,161,840

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Heritage Fund Distributors, Inc. (the "Company" or "HFD") is a Florida corporation and a wholly-owned subsidiary of Heritage Asset Management, Inc. ("HAM" or the "Parent"). HAM is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF"). The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as principal underwriter for Heritage Mutual Funds (the "Funds") by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end on September 30th. The financial statements are prepared in accordance with U.S. generally accepted accounting principles, the more significant of which are summarized below.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Receivables from affiliated mutual funds

Receivables include distribution fees receivable and C share receivable. Distribution fees receivable relates to fees for marketing the mutual funds. C share receivable includes reimbursement for 12b-1 advances made to financial advisors. HFD will be repaid either through contingent deferred sales charges when the shareholder liquidates or through 12b-1 fees retained.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method over the estimated useful lives of the assets, which range from two to five years.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Statement of Operations in the period realized.

Payables

Payables include commission payable on mutual funds which are marketing fees paid to Raymond James & Associates ("RJA"), an affiliated company, and outside broker dealers.

Recognition of Revenue

Interest income is recorded on the accrual basis. Distribution fees are received from the mutual funds. These are accrued monthly and received from the funds in the following month. Mutual fund commission income is the front end load on class A shares. This includes dealer commission for the Financial Advisor's services and/or underwriter fees for the distribution company's services. The portion of the front end load that is paid to Financial Advisors is reflected in Compensation, commissions and benefits expense. These are recorded on a cash basis.

Distribution fees

Distribution fees are fees paid to the broker dealers for their use in marketing the funds. These are accrued monthly and paid to the broker dealers quarterly.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2007 provision for income taxes was calculated on a separate company basis, and the Company has recorded deferred tax assets and liabilities.

In July 2006, the Financial Accounting Standards Board issued FIN 48, "Accounting for Uncertainty in Income Taxes," which establishes the criteria that an individual tax position must meet for the tax benefits of that position to be recognized. FIN 48 uses a two-step process to determine the amount of a tax benefit from an uncertain position to be recognized if it is more likely than not to be sustained upon examination by taxing authorities. The amount of the benefit is then measured to be the largest tax benefit that has greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company will be required to adopt FIN 48 as of October 1, 2007. The Company expects that the effect of adopting FIN 48 will not result in a material adjustment to fiscal 2008 opening retained earnings.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2007, the Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied.

	September 30, 2007
Net capital	$ 6,039,348
Less: required net capital	(250,000)
Excess net capital	$ 5,789,348

NOTE 4 - RELATED PARTY TRANSACTIONS:

Money market distribution fees in the amount of $8,580,454 were paid to a related party broker-dealer for distribution of its money market funds.

The Company participates with its Parent and affiliates in certain expense sharing agreements. The effect of such charges was accounted for on a net basis in the following categories in the Statement of Operations.

Charges from RJF and other affiliated companies:

		September 30, 2007
Compensation, commissions and benefits expense	$	237,420
Communication and information processing expense		112,788
Occupancy and equipment expense		124
Other expense		91,781
Total charges to RJF and other affiliated companies	$	442,113

Payables to affiliates of $154,340 at September 30, 2007 reflect amounts payable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing plan and employee stock ownership plan provide certain death or retirement benefits for employees who meet certain service requirements. The profit sharing plan and employee stock ownership plan benefits become fully vested after seven years of qualified service. As of October 1, 2007, such benefits become fully vested after six years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, restricted stock, stock bonus, stock options and employee investment funds. Qualified and non-qualified plan compensation expense includes $147,648 in aggregate for restricted stock, stock options and contributions to the plans in 2007.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Income tax benefit consists of the following:

	September 30, 2007		
	Current	Deferred	Total
Federal	$ (807,366)	$ (24,605)	$ (831,971)
State	(106,790)	(4,092)	(110,882)
Total	$ (914,156)	$ (28,697)	$ (942,853)

The Company's effective tax rate on pretax loss differs from the statutory federal income tax rate due to the following:

	September 30, 2007	
	Amount	Percent
Federal taxes at statutory rate	$ (875,884)	35.0
State income taxes, net of federal benefit	(72,074)	2.9
Other	5,105	(0.2)
Total	$ (942,853)	37.7

Deferred income taxes at September 30, 2007 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized in the table below:

	September 30, 2007
Deferred tax assets:	
Deferred compensation	$ 2,935
Capital expenditures	24,367
Accrued expenses	12,502
Total deferred tax assets	$ 39,804

The Company has recorded a deferred tax asset at September 30, 2007. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2007. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the

imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is not a defendant or co-defendant in any lawsuits and arbitrations at this time.

HERITAGE FUND DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 30, 2007

Stockholder's equity	$ 7,170,466
Nonallowable assets:	
Receivables from affiliates	94,885
Receivables from affiliated mutual funds	1,019,944
Property and equipment, net	8,160
Total nonallowable assets	1,122,989
Capital before haircuts on securities positions	6,047,477
Haircuts on securities positions	8,129
Net capital	6,039,348
Minimum net capital:	
The greater of $250,000 or 2% of aggregate debit items arising from client transactions	250,000
Excess net capital	$ 5,789,348

No material differences exist between the above computation and the computation of net capital under rule 15c3-1 filed with the Company's September 30, 2007 FOCUS report.

See accompanying Independent Auditors' Report.

HERITAGE FUND DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2007

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii) of the rule.

See accompanying Independent Auditors' Report.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Heritage Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Heritage Fund Distributors, Inc. (a wholly-owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 20, 2007
Certified Public Accountants

